MONARCH CAPITAL GROUP LLC
(A WHOLLY-OWNED SUBSIDIARY OF MONARCH HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
Report of the Independent Registered Public Accounting Firm
DECEMBER 31, 2025

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SEC FILE NUMBER
8-51911

IINITFD STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monarch Capital Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
S Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

370 Lexington Avenue, Suite 308
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Potter (Name) (212) 808-4380 (Area Code - Telephone Number) mpotter@monarch-capital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name - if individual, state last, first, and middle name)

5 West 37th Street, 4th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

12/20/2018 (Date of Registration with PCAOB)(if applicable) 6529 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Potter _____ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monarch Capital Group LLC _____ / as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

B (a) Statement of financial condition.

B (b) Notes to consolidated statement of financial condition.

□ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

□ (d) Statement of cash flows.

□ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

□ (f) Statement of changes in liabilities subordinated to claims of creditors.

□ (g) Notes to consolidated financial statements.

□ (h) Computation of net capital under 17 CFR 240.15c3-l or 17 CFR 240.18a-l, as applicable.

□ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

□ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

□ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

□ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

□ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

□ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

□ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-l, 17 CFR 240.18a-l, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

□ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

B (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

□ (r) Compliance report in accordance with 17 CFR 24O.17a-5 or 17 CFR 240.18a-7, as applicable.

□ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

B (t) Independent public accountant's report based on an examination of the statement of financial condition.

□ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

□ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

□ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

□ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 24O.15c3-le or 17 CFR 240.17a-12, as applicable.

□ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

□ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MONARCH CAPITAL GROUP, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MONARCH HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

CONTENTS

FULVIO & ASSOCIATES, L.L.p

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL:212-490-3113
FAX:212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL:203-857-4400
FAX:203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of Monarch Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monarch Capital Group, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Monarch Capital Group, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Fulvio & associates, LLP

New York, New York

February 11, 2026

MONARCH CAPITAL GROUP, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MONARCH HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 59,986
Receivable from clearing broker	1,748,303
Commissions receivable	47,479
Right of use asset - operating lease	98,535
Advisory fees receivable	6,000
Other assets	15,700
TOTAL ASSETS	$1,976,003

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 26,024
Due to Parent	86,857
Operating lease liability	112,097
TOTAL LIABILITIES	224,978
MEMBER'S EQUITY	1,751,025
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,976,003

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Monarch Capital Group, LLC (the "Company") was organized under the Limited Liability Company Law of the State of New York in March 1999. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In this capacity, it executes agency transactions for its customers and forwards all such transactions to Pershing, LLC ("Pershing") the Company's clearing agent, on a fully disclosed basis. In addition, the Company provides advisory services and originates, places, and acts as an agent for private equity, public offerings and bond securities. The Company is a wholly-owned subsidiary of Monarch Holdings, LLC. ("Holdings").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Pershing with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2025, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(U.S. GAAP) which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value Measurement - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments in securities and securities sold short that are freely tradable and are listed on major securities exchanges are valued at their last reported sales price as of the valuation date.

Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses

The Company complies with ASC Topic 326 - "Financial Instruments - Credit Losses" ("ASC Topic 326"). The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

Receivables from clearing broker: The Company's receivables from clearing broker include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Leases

The Company complies with ASU No. 2016-02, Leases (ASC Topic 842). Lessees are required to recognize lease assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company lease is for its office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC Topic 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease ROU assets and operating lease liabilities in the statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. ROU assets and liabilities are recognized at the lease commencement date, based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management has elected to use a risk-free discount rate, determined using a period comparable with that of the lease term. ROU assets also include any lease payments made and exclude any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw funds. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the

7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

same as the financial information presented in the statement of financial condition, changes in member's equity, and cash flows.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return. However, the Company is subject to New York City Unincorporated Business Tax.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2022, 2023, 2024 and 2025. Management has determined that there are no material uncertain income tax positions.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for 2025.

4. RELATED PARTY TRANSACTION

The Company has an agreement with the Parent in which certain overhead expenses incurred by the Parent are allocated to the Company for its allowable share. In addition, 100% reimbursement is made to the Parent for expenses directly related to the Company. The Company owes $86,857 to the Parent at December 31, 2025.

5. CONCENTRATION OF CREDIT RISK

The Company maintains cash and cash equivalents with regulated financial institutions. Funds deposited with a single bank are insured up to $250,000 per depositor in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC").

6. RECEIVABLE FROM CLEARING BROKER

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's broker. The Company is subject to credit risk to the extent a broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of those brokers and does not anticipate losses from these counterparties. As of December 31, 2025 receivable from clearing broker included $1,692,618 being held in money market funds.

7. SECURITIES OWNED, AT FAIR VALUE AND PLACEMENT FEES

In its normal course of business, the Company receives restricted securities and warrants as fees for advisory services from various clients. The Company expects to continue to receive restricted securities and/or warrants, representing the right to purchase equity, in companies for which advisory services are provided as recurring fee based revenue. At December 31, 2025, management determines the fair value of the restricted securities and warrants, based upon historical costs for non-publicly traded companies and exercise value where stock market quotations exist for publicly traded companies. At December 31, 2025, the Company had not received or held any restricted securities.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, or contingent liabilities at December 31, 2025.

LEASING ARRANGEMENTS

The Company leases certain office space with a remaining lease term of 13 months. The lease is an operating lease.

8. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company has not committed to any leases which have not yet commenced. As of December 31, 2025, the ROU asset had a balance of $98,535, as shown in assets on the statement of financial condition; the lease liability is included in liabilities $112,097. The lease asset and liability were calculated utilizing the risk-free discount rate of 0.78%, according to the Company's elected policy.

Additional information about the Company's leases for the year ended December 31, 2025 is as follows:

Operating:		
Operating leases, included in operating expenses	$	91,664
Total lease expense	$	91,664
Other information:		
Cash paid for amounts included in measurement of lease liabilities:		
Operating cash flows from operating leases	$	91,664
Right of use asset	$	98,535
Remaining lease term and discount rate:		
Weighted average remaining lease term - Operating leases		13 Months
Weighted average discount rate - Operating leases		0.78%

Maturities of lease liabilities:

Years Ending December 31:		
2026	$	104,050
2027		8,814
Total lease payments		112,864
Less: Interest		(767)
Present value of lease liabilities	$	112,097

9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2025, the Company had not entered into any subordinated loans agreements

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,658,163 which exceeded the minimum requirement of $250,000 by $1,408,163. The Company's ratio of aggregate indebtedness to net capital ratio was 0.076 to 1.

11. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3.

12. SUBSEQUENT EVENTS

Events have been evaluated through the date that this financial statement was available to be issued on February 11, 2026. No material subsequent events occurred during this period that were required to be recognized or disclosed in the Company's financial statement.